Bionomics Limited

04036273

30 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
AUG 13 2004
WASH. D.C. 185 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

Dlw 8/17

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

LSUHSC-S Gene Therapy Program

ASX ANNOUNCEMENT
30 July 2004

LOUISIANA GENE THERAPY RESEARCH CONSORTIUM

LOUISIANA STATE UNIVERSITY AND BIONOMICS SIGN CANCER GENE THERAPY AGREEMENT

The Louisiana State University Health Sciences Center in Shreveport (LSUHSC-S) and Bionomics Limited (ASX: BNO, BNOOA; US OTC:BMICY) today announced that they have finalized an agreement for collaborative study of a Bionomics proprietary gene (BNO69) that shows promise for treating cancer.

"The grouping of the Bionomics gene discovery platform with our delivery technology and preclinical testing expertise offers great potential for turning new therapeutic genes into clinical applications," said J. Michael Mathis, Ph.D., Associate Professor of Cellular Biology and Anatomy and Director of the LSUHSC-S Gene Therapy Center, a component of the Louisiana Gene Therapy Research Consortium, Inc. Dr. Mathis's research group has developed a gene therapy delivery system that is highly efficient against solid tumors.

Under the terms of the collaboration, Dr. Mathis's gene delivery technology will be used to deliver gene expression silencing molecules to solid tumors. These molecules have been developed as part of Bionomics' Angene™ platform aimed at targeting a Bionomics proprietary gene that is involved in blood vessel formation. The delivery of these molecules to solid tumors may result in the disruption of blood vessel formation and tumor growth arrest.

Bionomics will have commercialization rights over any new cancer treatments that are developed from the collaboration.

"Stopping malignant cancer growth has always been the greatest hurdle to increase survival for our patients," Dr. Mathis noted. "Treating malignancies with anti-angiogenic therapies may be particularly useful in those involving the breast, head and neck, and prostate."

"This collaboration is exciting for Bionomics as it provides an additional opportunity for us to progress our proprietary angiogenesis genes and gene silencing molecules towards the clinic," said Dr. Gabriel Kremmidiotis, Director of Cancer Research at Bionomics. "We have identified over 600 genes in our Angene™ platform that could be used in the development of new treatments for cancer and other diseases where anti-angiogenic therapies form part of the treatment strategy. We are pleased that Dr. Mathis and the LSUHSC-S Gene Therapy Center have recognized the value that

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working with Bionomics and our Angene™ platform can bring to the development of new cancer treatments."

Dr. Deborah Rathjen, CEO and Managing Director of Bionomics, said "Angiogenesis based therapies are at the forefront of the latest approaches to cancer treatment. Earlier this year saw the FDA approval of anti-angiogenesis therapeutics for the treatment of colorectal cancer. Bionomics has strong expertise in angiogenesis, which is captured in our comprehensive Angene™ platform and can be used to identify new ways to approach the treatment of cancer and ultimately develop new therapeutics."

In addition to the laboratory studies, Dr. Mathis and Bionomics will collaborate on research involving cellular and animal models of cancer to generate new data and other intellectual property based on proprietary angiogenesis genes discovered by Bionomics.

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer.

For more information about Bionomics, visit www.bionomics.com.au

About Louisiana State University Health Sciences Center in Shreveport

The Louisiana State University Health Sciences Center is a component of the LSU system that serves teaching, research, and health-care functions state-wide through six professional schools. Since its organization in 1966, the LSU Health Sciences Center in Shreveport has become the premier center for biomedical education and research in the northern part of the State. The present campus, which was completed in 1975, consists of the Louisiana State University Hospital, the Womens and Children Clinic, the School of Medicine, the Feist-Weiller Biometical Research Institute, the School of Allied Health Professions, and the School of Graduate Studies. The Graduate School faculty is primarily comprised of members of the basic science departments that offer doctoral training programs, including the Departments of Cellular Biology and Anatomy, Biochemistry and Molecular Biology, Microbiology and Immunology, Molecular and Cellular Physiology

For more information about LSUHSC-S, visit www.lsuhsc.edu

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About the Louisiana Gene Therapy Research Consortium

The Louisiana Gene Therapy Research Consortium is a partnership among Louisiana's public and private Health Sciences Centers including: Louisiana State University Health Sciences Centers in New Orleans and Shreveport, and Tulane University Health Sciences Center in New Orleans. The Consortium began operations in 2000 when the State committed more than $50 million to its operation. The funds are used to support recruitment of leading researchers in the cell and gene therapy field, establish core technology labs at the sites of member institutions, and design, build, and operate a cGMP clinical manufacturing facility for producing gene and cell therapies for human clinical trials.

For more information about the Louisiana Gene Therapy Research Consortium, visit http://www.lacancerresearch.org/

About angiogenesis

Tumours and normal tissues require oxygen and nutrients for their survival and are therefore located close to blood vessels. In order for tumours to increase in size, they must be able to recruit new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contributes to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

DR MICHAEL MATHIS
DIRECTOR, GENE THERAPY CENTER
LSUHSC-SHREVEPORT
Ph: +001 318 675 4327